                                  FORM 6-K/A-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  Report of Foreign Issuer Pursuant to Rule 13a-16 or 15f-16 of the Securities
                            and Exchange Act of 1934

                           For the month of June, 1998

                       SANTA FE INTERNATIONAL CORPORATION
                 (Translation of Registrant's name into English)
   Two Lincoln Centre, Suite 1100, 5420 LBJ Freeway, Dallas, Texas 75240-2648
                    (Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                   Form 20-F [X]                  Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                        Yes  [ ]                        No  [X]


 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82 - ________.]

                       SANTA FE INTERNATIONAL CORPORATION
                       TABLE OF CONTENTS TO FORM 6-K/A-1
                           QUARTER ENDED JUNE 30, 1998


     This current report amends and restates in its entirety the current report on Form 6-K for the month of June, 1998 as filed with the Securities and Exchange Commission on August 7, 1998.

                                                                        Page No.
                                                                        -------
COVER PAGE                                                                  1

DOCUMENT TABLE OF CONTENTS                                                  2

PART I - FINANCIAL INFORMATION

          Item 1.  Financial Statements

                 Independent Accountants' Review Report                     3

                 Consolidated Statements of Operations and Retained
                 Earnings for the Six Months ended June 30, 1998 and 1997
                 and the Three Months ended June 30, 1998 and 1997          4

                 Consolidated Balance Sheets as of June 30, 1998 and
                 December 31, 1997                                          5

                 Consolidated Statements of Cash Flow for the Six Months
                 ended June 30, 1998 and 1997                               6

                 Notes to the Unaudited Consolidated Financial Statements   7

          Item 2.  Management's Discussion and Analysis of Financial
          Condition and Results of Operations                               10

          Item 3.  Quantitative and Qualitative Disclosures about           16
          Market Risk
PART II - OTHER INFORMATION                                                 16

SIGNATURES                                                                  17

INDEX OF EXHIBITS                                                           18

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS



                     Independent Accountants' Review Report


The Board of Directors
Santa Fe International Corporation

We have reviewed the accompanying condensed consolidated balance sheet of Santa Fe International Corporation and subsidiaries as of June 30, 1998, and the related condensed consolidated statements of operations for the three month and six month periods ended June 30, 1998 and 1997, and the condensed consolidated statements of cash flows for the six month periods ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles in the United States.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Santa Fe International Corporation as of December 31, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the six months then ended not presented herein and in our report dated January 28, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1997, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                             ERNST & YOUNG LLP

July 28, 1998
Dallas, Texas

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                  (Unaudited)
         (U.S. dollars, in thousands, except share and per share date)



                                                              Three Months ended June 30,           Six Months ended June 30,
                                                         -----------------------------------   ----------------------------------
                                                              1998                1997               1998               1997
                                                         --------------    -----------------   ---------------    ---------------

Operating revenues                                       $     202,646     $      164,519       $     398,927      $    313,772

Operating costs and expenses:
  Operating costs                                              110,731             91,376             210,443           178,155
  Depreciation and amortization                                 13,655             11,019              26,647            21,321
  General and administrative                                     5,957              4,288              11,593             9,368
  Gain on sale of assets                                          (293)              (210)               (455)             (252)
                                                         -------------     --------------       -------------      ------------
    Total operating costs and expenses                         130,050            106,473             248,228           208,592
                                                         -------------     --------------       -------------      ------------

Operating income                                                72,596             58,046             150,699           105,180

Other income (expense):
  Investment income                                              1,488              1,648               2,804             3,154
  Other, net                                                    (1,426)              (264)             (4,121)           (1,090)
                                                         -------------     --------------       -------------      ------------
Income before provision for taxes on income                     72,658             59,430             149,382           107,244
Provision for taxes on income  (Note 4)                          8,678              6,095              17,643            10,986
                                                         -------------     --------------       -------------      ------------
Net income                                                      63,980             53,335             131,739            96,258
                                                         -------------     --------------       -------------      ------------
Retained earnings as of the beginning of the period            350,039            111,581             286,001            68,658
Dividends declared ($0.325 per share per quarter)               (3,722)                 -              (7,443)                -
                                                         =============     ==============       =============      ============
Retained earnings as of the end of the period            $     410,297     $      164,916       $     410,297      $    164,916
                                                         =============     ==============       =============      ============
Income per ordinary share:
      Basic and Diluted                                  $        0.56                          $        1.15
                                                         =============                          =============
Pro forma net income per ordinary share:
      Basic and Diluted                                                    $         0.47                          $       0.84
                                                                           ==============                          ============
Weighted average ordinary and ordinary equivalent
      shares used in ordinary share computations:

      Basic                                                114,500,300       114,500,000          114,500,151       114,500,000

      Diluted                                              114,661,922       114,500,000          114,664,264       114,500,000



                    See Independent Account's Review Report

           SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                          CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
          (U.S. dollars, in thousands, except share and per share data)


                                                                                      June 30,         December 31,
                                                                                        1998              1997
                                                                                     ---------         ------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents                                                          $    68,296      $    68,453
  Marketable securities                                                                       --            8,093
  Accounts receivable                                                                    170,943          149,268
  Inventories                                                                             50,521           51,182
  Prepaid expenses and other current assets                                               18,649           17,459
                                                                                     -----------      -----------
    Total current assets                                                                 308,409          294,455
                                                                                     -----------      -----------
Property and equipment, at cost                                                        1,880,525        1,737,285
  Less accumulated depreciation and amortization                                        (960,555)        (935,315)
                                                                                     -----------      -----------
  Property and equipment, net                                                            919,970          801,970
Prepaid deposits                                                                              --           14,861
Other noncurrent assets                                                                   47,173           50,167
                                                                                     -----------      -----------
    Total assets                                                                     $ 1,275,552      $ 1,161,453
                                                                                     ===========      ===========

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                   $    70,942      $    92,014
  Accrued liabilities                                                                     86,325           79,741
                                                                                     -----------      -----------
    Total current liabilities                                                            157,267          171,755
Other noncurrent liabilities                                                              39,905           36,681
                                                                                     -----------      -----------
    Total liabilities                                                                    197,172          208,436
Commitments and contingencies  (Note 3)
Shareholders' equity:
  Ordinary shares par value $.01; 600,000,000 shares authorized,
      114,769,680 and 114,746,550 shares issued and outstanding at
      June 30, 1998 and December 31, 1997, respectively                                    1,148            1,147
  Additional paid-in capital                                                             666,935          665,869
  Retained earnings                                                                      410,297          286,001
                                                                                     -----------      -----------
    Total shareholders' equity                                                         1,078,380          953,017
                                                                                     -----------      -----------
    Total liabilities and shareholders' equity                                       $ 1,275,552      $ 1,161,453
                                                                                     ===========      ===========


                   See Independent Accountants' Review Report

          SANTA FE INTERNATIONAL CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                          (U.S. dollars, in thousands)





                                                                Six Months ended June 30,
                                                              ---------------------------
                                                                  1998          1997
                                                              -----------    ------------
Cash flows from operating activities:
  Net income                                                   $ 131,739      $  96,258
  Adjustments to reconcile net income to net cash provided
       by operating activities:
      Depreciation and amortization                               26,647         21,321
      Gain on sale of assets                                        (455)          (252)
      Accretion of interest income and gains on sales               (127)        (1,848)
        of marketable securities
      Deferred  income tax provision (benefit)                      (103)           877
  Changes in operating assets and liabilities:
     Accounts receivable                                         (21,675)         2,730
     Inventories                                                     661          3,328
     Prepaid expenses and other                                   (1,190)        (3,324)
     Accounts payable                                            (21,072)         4,921
     Accrued liabilities                                           6,585          9,395
  Other, net                                                       7,991           (281)
                                                               ---------      ---------
        Net cash provided by operating activities                129,001        133,125

  Capital expenditures                                          (111,998)      (102,059)
  Advance payments for drilling rigs                             (18,532)          --
  Proceeds from sales of property and equipment                      595            303
  Maturities of marketable securities                              8,220         24,441
  Purchases of marketable securities                                --          (26,905)
                                                               ---------      ---------
        Net cash used for investing activities                  (121,715)      (104,220)

Cash flows from financing activities:
  Dividends paid                                                  (7,443)       (63,064)
                                                               ---------      ---------
        Net cash used for financing activities                    (7,443)       (63,064)
                                                               ---------      ---------

Net change in cash and cash equivalents                             (157)       (34,159)
Cash and cash equivalents at beginning of period                  68,453         73,092
                                                               ---------      ---------
Cash and cash equivalents at end of period                     $  68,296      $  38,933
                                                               =========      =========

Supplemental disclosures of cash flows information:
  Income taxes paid                                            $  13,462      $   7,612
                                                               =========      =========




                   See Independent Accountants' Review Report

                       SANTA FE INTERNATIONAL CORPORATION
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998


NOTE 1 - BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

         Santa Fe International Corporation (the "Company"), a Cayman Islands corporation, is a majority-owned subsidiary of SFIC Holdings (Cayman), Inc. ("Holdings"), which in turn is a wholly-owned subsidiary of Kuwait Petroleum Corporation ("KPC"). KPC is wholly-owned by the Government of Kuwait. In a series of transactions during the four years ended December 31, 1996, Holdings and its subsidiaries were reorganized in a manner which resulted in the Company owning all of the drilling assets and the direct and indirect subsidiaries of Holdings and KPC engaged in providing contract drilling and drilling related services (the "Reorganization"). The actions taken in connection with the Reorganization have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

         On May 27, 1997, the Company was recapitalized, resulting in the Company's 900,000 authorized ordinary shares, par value $1.00 per share, with 1,003 ordinary shares issued and outstanding, being recapitalized into 600,000,000 authorized ordinary shares, par value $0.01 per share ("Ordinary Shares"), with 84,500,000 Ordinary Shares issued and outstanding. The accompanying consolidated financial statements have been adjusted to reflect this recapitalization retroactively.

         On June 9 and 13, 1997, respectively, the Company commenced and completed an initial public offering (the "Offering") of Ordinary Shares. Upon the issuance of 40,000,000 Ordinary Shares in the Offering and consummation of the purchase described below of Ordinary Shares from Holdings, the Company had 114,500,000 Ordinary Shares outstanding. Immediately following the Offering, Holdings held 65.1% of the outstanding Ordinary Shares of the Company. The Offering price was $28.50 per share, resulting in net proceeds of approximately $1,088,720,000 after deducting underwriting discounts and commissions. The Company also incurred approximately $8 million of expenses in connection with the Offering which has been charged to additional paid-in-capital. Upon receipt of proceeds from the sale of the first 30,000,000 Ordinary Shares sold in the Offering, the Company paid a cash dividend to Holdings in an amount equal to those proceeds. All of the proceeds the Company received from the sale in the Offering of Ordinary Shares in excess of that amount were used to purchase a like number of Ordinary Shares from Holdings.

         Holders of Ordinary Shares are entitled to participate in the payment of dividends in proportion to their holdings. Under Cayman Island law, the Company may pay dividends or make other distributions to its shareholders, in such amounts as the Board of Directors deems appropriate from the profits of the Company or out of the Company's share premium account (equivalent to additional paid-in capital) if the Company thereafter has the ability to pay its debts as they come due. Cash dividends, if any, will be declared and paid in U.S. dollars. At June 30, 1998 the Company had declared dividends which had not been paid amounting to $3,722,000.

         The Company operates in one business segment, providing contract drilling and related services throughout the world.

         At the direction of the Board of Directors, the Company has implemented a change from a June 30 fiscal year end to a December 31 fiscal year end effective January 1, 1998.

         The accompanying consolidated financial statements are presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

         The condensed consolidated financial statements of Santa Fe International Corporation and its consolidated subsidiaries (the "Company") included herein have been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.



                   See Independent Accountants' Review Report

         The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Results of operations for the three month and six month periods ended June 30, 1998 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 1998. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Transition Report on Form 20-F for the six months ended December 31, 1997.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Per Ordinary Share

          The basic and diluted income per Ordinary Share data for the three months and six months ended June 30, 1998 is calculated based on the weighted average shares outstanding for the periods. The pro forma income per share data for the three months and six months ended June 30, 1997 is calculated as though the 114,500,000 shares issued in connection with the recapitalization and the Offering were outstanding for the periods then ended. At December 31, 1997 the Company adopted SFAS No. 128, "Earnings Per Share". Accordingly, the financial statements have been restated as applicable. The effect of the adoption of this statement was not material.

New Accounting Pronouncements

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income ("FAS 130"), which established standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the six months ended June 30, 1998 and 1997, the Company realized no such transactions other than those reported as net income.

         Also in June 1997, the FASB issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in the annual financial statements and requires that those enterprises report selected information about products and services, geographical areas and major customers. The Company will adopt the provisions of FAS 131 at the end of the fiscal year ended December 31, 1998. The adoption of FAS 131 will not have a material impact on the Company's disclosures with respect to business segments.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

         In the normal course of business, the Company is involved in various lawsuits, claims and related matters. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

         In January 1997, the Company entered into a contract for the construction of the Galaxy II, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $157 million. It is expected that the rig will be delivered from the shipyard on time on August 20, 1998, for transport to Eastern Canada to begin work under a five year drilling contract.

         In September 1997, the Company entered into a contract for the construction of the Galaxy III, a heavy duty harsh environment jackup drilling rig. The cost of the rig, excluding initial mobilization, is expected to be approximately $175 million. The rig is expected to be delivered and mobilized to its initial work location during the fourth quarter of 1999. The Company has entered into a three year drilling contract with a customer to operate the rig in the U.K. sector of the North Sea.



                   See Independent Accountants' Review Report

NOTE 4 - INCOME TAXES

         The Company is not subject to income taxes in the Cayman Islands. All of the Company's income before provision for taxes on income and the related provision for taxes on income relates to operations in jurisdictions other than the Cayman Islands. The relationship between income before provision for taxes on income and the provision for taxes on income varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowability of deductions, credits and other benefits) and because the amounts earned in, and subject to tax by, each jurisdiction changes from period to period.

NOTE 5 - SUBSEQUENT EVENTS

         On July 10, 1998, Rig 162, one of the Company's land rigs that was operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. The rig and associated equipment were adequately insured. The final extent of the loss is currently being evaluated, and no material impact on the financial condition or results of operations of the Company is expected.



                   See Independent Accountants' Review Report

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The statements regarding future performance and results and the other statements that are not historical facts contained in this report are forward-looking statements. The words "anticipate", "expect", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties including, but not limited to, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company and its subsidiaries could be breached, changes in the markets for oil and natural gas and for offshore drilling rigs and the risks of doing business in changing markets, changes in the dates the Company's rigs undergoing conversion to drilling operations will commence drilling, and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.


                                                  THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                                 ---------------------------      -------------------------
                                                   1998               1997          1998             1997
                                                 --------           --------      --------         --------
                                                                        (in thousands)
OPERATING REVENUES
     Heavy duty harsh environment jackup rigs     $  37,310       $  34,790       $  70,615       $  64,118
     Semisubmersible rigs                            22,756          20,864          47,283          38,304
     300-350 foot cantilever jackup rigs             32,803          29,024          70,702          54,987
     200-250 foot jackup rigs                        42,028          28,357          81,361          54,490
     Other marine rigs                                2,759           3,101           6,686           5,370
                                                  ---------       ---------       ---------       ---------
             Total marine rigs                      137,656         116,136         276,647         217,269
     Land rigs                                       36,909          28,230          74,919          53,901
     Drilling related services                       27,626          19,759          46,601          41,876
     Other                                              455             394             760             726
                                                  ---------       ---------       ---------       ---------
             Total operating revenues               202,646         164,519         398,927         313,772
                                                  ---------       ---------       ---------       ---------

OPERATING COSTS (1)
     Heavy duty harsh environment jackup rigs        12,843          11,773          23,322          21,867
     Semisubmersible rigs                            21,957           9,862          34,162          18,927
     300-350 foot cantilever jackup rigs             13,604          15,944          27,677          29,520
     200-250 foot jackup rigs                        16,552          16,154          31,817          28,370
     Other marine rigs                                1,952           2,306           4,989           3,657
                                                  ---------       ---------       ---------       ---------
             Total marine rigs                       66,908          56,039         121,967         102,341
     Land rigs                                       23,628          20,202          48,688          38,202
     Drilling related services                       18,582          13,954          35,850          31,103
     Other                                            1,613           1,181           3,938           6,509
                                                  ---------       ---------       ---------       ---------
             Total operating costs                  110,731          91,376         210,443         178,155
                                                  ---------       ---------       ---------       ---------

     Depreciation and amortization                   13,655          11,019          26,647          21,321
     General and administrative                       5,957           4,288          11,593           9,368
     Loss (gain) on sale of assets                     (293)           (210)           (455)           (252)
                                                  =========       =========       =========       =========
               OPERATING INCOME                   $  72,596       $  58,046       $ 150,699       $ 105,180
                                                  =========       =========       =========       =========

OPERATING INCOME AS A PERCENTAGE OF REVENUES           35.8%           35.3%           37.8%           33.5%
                                                  =========       =========       =========       =========


---------------
(1)  EXCLUSIVE OF DEPRECIATION WHICH IS PRESENTED SEPARATELY BELOW.

                                                   AVERAGE FOR THE THREE MONTHS           AVERAGE FOR THE SIX MONTHS
                                                          ENDED JUNE 30,                        ENDED JUNE 30,
                                                 ----------------------------------    ---------------------------------
                                                      1998              1997                1998              1997
                                                 ----------------  ----------------    ---------------   ---------------
RIG FLEET UTILIZATION
     Heavy duty harsh environment jackup rigs              100.0%            100.0%              96.5%             98.9%
     Semisubmersible rigs                                   77.7%            100.0%              88.8%            100.0%
     300-350 foot cantilever jackup rigs                    83.7%            100.0%              90.5%             97.3%
     200-250 foot jackup rigs                               98.8%            100.0%              99.4%             98.5%
     Other marine rigs                                     100.0%            100.0%             100.0%            100.0%
             Total marine rigs                              92.0%            100.0%              95.0%             98.5%
     Land rigs                                              88.5%             89.6%              90.1%             89.1%

AVERAGE DAYRATES
     Heavy duty harsh environment jackup rigs          $ 102,500          $ 95,577          $ 101,023          $ 89,550
     Semisubmersible rigs                                107,340            76,425             98,098            70,541
     300-350 foot cantilever jackup rigs                  53,864            39,868             53,971            39,026
     200-250 foot jackup rigs                             51,951            34,624             50,254            33,649
     Other marine rigs                                    15,159            17,038             18,470            15,003
             Total marine rigs                            63,261            49,085             61,862            46,785
     Land rigs                                            15,800            14,087             16,043            13,754

QUARTERS ENDED JUNE 30, 1998 AND 1997

         OPERATING REVENUES. Total operating revenues increased $38.1 million (23.2%). Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both quarterly periods, increased $2.5 million (7.2%) because of a 7.2% increase in average dayrates. Operating revenues for the Company's three semisubmersibles increased $1.9 million (9.1%) primarily due to a 40.5% increase in average dayrates ($4.6 million), partially offset by 61 days lower utilization of Rig 140 ($2.7 million) as it was relocated to the North Sea from the Gulf of Mexico. The rig underwent a planned shipyard maintenance and capital upgrade program, which has been completed, and the rig returned to work under a new contract beginning in early August. Revenues from 300-350 foot cantilever jackups increased $3.8 million (13.0%) primarily because of a 35.1% increase in average dayrates ($9.6 million), partially offset by lower utilization ($5.8 million), mainly for the Parameswara and Compact Driller as they were mobilized from Australia and Gabon to Malaysia and Thailand, respectively. Revenues from 200-250 foot jackup rigs increased $13.7 million (48.2%), mainly due to a 50.0% increase in average dayrates. Revenues from land rigs increased by $8.7 million (30.7%). Three new rigs, two in the Middle East and one in North Africa, operated in the quarter ended June 30, 1998 as compared with the same period of 1997, increasing revenues by $4.9 million. The remaining increase of $3.8 million was primarily due to a 12.2% increase in dayrates earned by all other land rigs in the fleet ($2.1 million) and increased utilization, mainly in the Middle East ($1.7 million). Revenues from drilling related services increased $7.9 million (39.8%) primarily because of a $10.2 million increase in revenues from incentive contracts, partially offset by a $2.3 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea and North Africa. Third party operations revenues decreased mainly due to implementation of a joint venture company operating a third party semisubmersible in Azerbaijan. The rig was previously operated solely by the Company during the quarter ended June 30, 1997. The balance of the increase was attributable to the inception of transportation operations in Kuwait.

         OPERATING COSTS. Total operating costs increased $19.4 million (21.2%). Semisubmersible rig operating costs increased $12.1 million (122.6%) primarily due to the relocation of Rig 140 from the Gulf of Mexico and its planned shipyard maintenance and capital upgrade project, partially offset by reduced utilization. Operating costs on 300-350 foot cantilever jackup rigs decreased $2.3 million (14.7%) primarily due to lower utilization. Operating costs associated with land rigs increased $3.4 million (17.0%), primarily due to the deployment of two new rigs in the Middle East and one new rig in North Africa ($2.8 million).

Operating costs from drilling related services increased $4.6 million (33.2%) primarily because of a $5.1 million increase in costs from incentive contracts, mainly due to an increase in the number of contracts containing incentive based provisions in the North Sea.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased $1.7 million (38.9%) primarily due to an increase in staff levels ($0.2 million), increased costs ($0.5 million) associated with becoming a public company in June 1997 and increased employee benefit plan costs ($0.9 million).

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $2.6 million (23.9%) for the quarter ended June 30, 1998 as compared with the same period in the prior year. Depreciation of three land rigs placed in service during the quarter ended June 30, 1998 yielded increased expense of $0.7 million, with the remainder of the increase due to depreciation of capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category experienced a $1.3 million decrease for the quarter ended June 30, 1998, mainly due to decreased foreign exchange gains of $1.1 million for the quarter, primarily resulting from unfavorable movements of the dollar in relation to the rupiah and the pound sterling. Investment income decreased by $0.2 million, primarily due to lower invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $2.6 million, primarily due to increased earnings in the Middle East, North Africa, U.K. and West Africa, leading to an increase in the Company's effective tax rate to 11.9% from 10.3% for the same period in 1997.

         NET INCOME. Net income for the quarter ended June 30, 1998 increased $10.7 million (20.0%) to $64.0 million as compared to $53.3 million for the same period in the prior year. This increase resulted primarily from the increase of $38.1 million in the Company's operating revenues, partially offset by increased operating expense of $19.4 million, increased general and administrative expense of $1.7 million, $2.6 million higher depreciation expense, lower other income (expense), net of $1.3 million and an increased provision for income taxes of $2.6 million.

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

         OPERATING REVENUES. Total operating revenues increased $85.2 million (27.1%). Revenues from the Company's heavy duty harsh environment jackup rig fleet, which operated entirely in the North Sea for both periods, increased $6.5 million (10.1%) principally because of a 12.8% increase in average dayrates ($8.3 million) and 8 days increased utilization for the Galaxy I ($0.8 million), partially offset by 25 days idle time for the Magellan while completing certification inspections and preparing for a new contract ($2.6 million). Operating revenues for the Company's three semisubmersibles increased $9.0 million (23.4%), mainly due to a 39.1% increase in average dayrates, partially offset by lower utilization of Rig 140 ($2.6 million) as it was relocated from the Gulf of Mexico to the North Sea for a new contract beginning in early August. The rig underwent a planned shipyard maintenance and capital upgrade program prior to commencement of its new contract. Revenues from 300-350 foot cantilever jackups increased $15.7 million (28.6%) primarily because of a 38.3% increase in average dayrates ($20.6 million), partially offset by lower utilization ($4.9 million), mainly for the Parameswara and Compact Driller as they were mobilized from Australia and Gabon to Malaysia and Thailand, respectively. Revenues from 200-250 foot jackup rigs increased $27.4 million (50.6%), mainly due to a 49.3% increase in average dayrates. Operating revenues for other marine rigs increased $1.3 million (23.1%) primarily due to higher average dayrates for the lake barge working in South America. Revenues from land rigs increased by $21.0 million (39.0%). Five new rigs, four in the Middle East and one in North Africa, operated in the six months ended June 30, 1998 as compared with the same period of 1997, increasing revenues by $15.6 million. The remaining increase of $5.4 million was primarily due to an 11.2% increase in average dayrates earned. Revenues from drilling related services increased $4.3 million (10.2%) primarily because of a $9.6 million increase in revenues from incentive contracts, partially offset by a $5.3 million decrease in third party rig operations revenues. Incentive drilling revenues increased because of an increase in the number of contracts containing incentive based provisions, primarily in the North Sea. Third party operations revenues decreased mainly due to implementation of a joint venture company that operated a third party semisubmersible in the Caspian Sea. The rig was previously operated solely by the Company during the six months ended June 30, 1997. Decreased well engineering services in the North Sea were partially offset by increased activity in the Middle East and South America.

         OPERATING COSTS. Total operating costs increased $32.3 million (18.1%). Semisubmersible rig operating costs increased $15.2 million (80.5%) primarily due to relocation of Rig 140 from the Gulf of Mexico and costs associated with a planned shipyard maintenance and capital upgrade program prior to commencing new work in the North Sea. Operating costs from 200-250 foot jackup rigs increased $3.6 million (12.7%), mainly due to increased costs associated with a new contract for the Key Victoria in South America, which included increased labor and support costs stemming from a new collective bargaining agreement that was in effect for the six months ended June 30, 1998. Increased operating costs of $1.2 million (31.6%) for other marine rigs stemmed mainly from increased labor costs for the lake barge working in South America. Operating costs associated with land rigs increased $10.5 million (27.4%) primarily due to the deployment of four additional rigs in the Middle East and one in North Africa ($8.4 million) and other increased operating costs, mainly in South America. Operating costs from drilling related services increased $4.7 million (15.3%). Incentive drilling expense increased $5.9 million, mainly due to an increase in the number of contracts containing incentive based provisions in the North Sea. Third party rig operations expenses decreased $1.2 million mainly due to the implementation of a joint venture company that operated a third party semisubmersible in the Caspian Sea, partially offset by increased activity in the Middle East and South America. The $2.6 million (39.5%) decrease in other operating costs was primarily due to reduced provision for inventory obsolescence.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased $2.2 million (23.8%) primarily due to an increase in staff levels ($0.4 million), increased costs ($0.7 million) associated with becoming a public company in June 1997 and increased employee benefit plan costs ($0.9 million).

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $5.3 million (25.0%) for the six months ended June 30, 1998 as compared with the same period in the prior year. Depreciation of five new land rigs placed in service during 1998 yielded increased expense of $2.4 million, with the remainder of the increase due to depreciation of capital additions to all other rigs and equipment.

         OTHER INCOME (EXPENSE), NET. This category experienced a $3.4 million decrease for the six months ended June 30, 1998. Foreign exchange gains decreased $2.1 million for the quarter, primarily resulting from unfavorable movements of the dollar in relation to the rupiah and the pound sterling, while other non-operating expenses increased $1.0 million mainly due to increased accruals for contingency reserves. Investment income decreased by $0.3 million, primarily due to lower invested balances.

         PROVISION FOR TAXES ON INCOME. The provision for taxes on income increased by $6.7 million (60.6%), primarily due to increased earnings in the Middle East, North Africa, U.K. and West Africa, leading to an increase in the Company's effective tax rate to 11.8% from 10.2% for the same period in 1997.

         NET INCOME. Net income for the six months ended June 30, 1998 increased $35.5 million (36.9%) to $131.7 million as compared to $96.2 million for the same period in the prior year. This increase resulted primarily from the increase of $85.2 million in the Company's operating revenues, partially offset by increased operating expense of $32.3 million, increased general and administrative expense of $2.2 million, $5.3 million higher depreciation expense, lower other income (expense), net of $3.4 million and an increased provision for income taxes of $6.7 million.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $129.0 million and $133.1 million for the six months ended June 30, 1998 and 1997, respectively. The decrease in cash flows from operations was primarily attributable to changes in cash used for working capital. Investing activities used cash of $121.7 million and $104.2 million for the six month periods ended June 30, 1998 and 1997, respectively. The increased usage in investing activities of $17.5 million for the six month periods was primarily due to $10.0 million increased capital spending and $18.5 million in increased advance payments related to construction of drilling rigs, partially offset by $10.7 million in decreased purchases and maturities of marketable securities. Capital expenditures totaled $112.0 million and $102.1 million for the six months ended June 30, 1998 and 1997, respectively, principally related to rig expansion, upgrades and modernization. For the six month periods, capital expenditures on the heavy duty harsh environment jackup rig Galaxy III and new land rigs increased $39.3 million and $5.4 million, respectively, while spending on the Galaxy II decreased $12.1 million. Cash used in financing activities was $7.4 million for the six months ended June 30, 1998, consisting solely of dividends paid, and $63.1 million for the six months ended June 30, 1997, which was made up of cash distributions to Holdings pursuant to the initial public offering of Ordinary Shares.

         The Company expects to spend approximately $294 million, a reduction of $90 million from previous indications, during the year ending December 31, 1998. Capital spending to meet contractual obligations for customers and for rig upgrade, modernization and enhancement projects is estimated to require approximately $64 million and represent numerous individual transactions over the course of the year. Capital expenditures on the two new heavy duty harsh environment jackup rigs presently under construction are estimated to require approximately $180 million. The Company believes it has minimal exposure to significant cost increases in constructing either rig as the construction contracts with the shipyard are fixed price arrangements. Further, the Company has to date been, and expects through the completion of these construction projects to be, successful in purchasing the Company provided drilling equipment at price and delivery terms within the Company's initial project estimates. The Company currently has four high specification land rigs under construction for use in South America. Current estimates indicate approximately $50 million will be needed to complete these rigs for initial work beginning during the third and fourth quarters of 1998. The Company had identified $40 million and $50 million, respectively, that had been intended for use in constructing a high specification heavy duty jackup rig and the acquisition of two additional 3,000 horsepower land rigs. It is more likely than not that this discretionary spending will be postponed. It is expected that the entire 1998 capital program will be funded from internally generated funds. Future capital spending, particularly rig additions, is subject to the Company's prospects for securing appropriate drilling contract opportunities and the availability of suitable rigs, rig components, construction facilities and supplies.

         From time to time, the Company reviews opportunities for rig acquisition, construction or upgrade. Once a capital project is undertaken by the Company, factors outside the Company's control, such as changes in market demand, may alter the project economics and the Company may be unable to fully recoup the cost of such expenditures through future drilling contracts. Should current plans for rig acquisition, construction or upgrade not be completed, the Company will not have those rigs available to compete in its markets.

         On June 9, 1998, the Company's Board of Directors declared a quarterly dividend of $0.0325 per Ordinary Share payable on July 15, 1998 to holders of record at the close of business June 30, 1998. The Company's current dividend policy contemplates payment of future quarterly dividends of $0.0325 per Ordinary Share.

         The Company's principal source of funds has been cash flow from operations. The Company believes available cash resources and cash flows from operations will be sufficient to meet its capital requirements during 1998.

CURRENCY RISK AND INFLATION

         The Company conducts material business operations in foreign currency environments, including the U.K., Venezuela, Indonesia and Egypt. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency and in dollars for the balance of the contract. Because of this strategy, the Company has minimized its net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. Accordingly, the Company has not historically entered into financial hedging arrangements to manage risks relating to fluctuations in currency exchange rates. However, the Company may enter into such contracts in the future in the event that the Company assumes significant foreign currency risks.

         Although inflation has not had a significant impact on the Company's results of operations during the past several years, the Company has recently experienced significant increases in the cost of labor and rig related equipment and spare parts. The Company's financial results could be negatively affected in the future by these or similar cost increases.

CREDIT RISKS

         The Company's customers consist primarily of major international, state owned and large independent oil companies and their affiliates. The Company has not incurred any charges for credit losses during the last five years. There is no assurance that in the future such charges will not occur. Such charges may adversely affect the Company's profitability.

MARKET CONDITIONS

         The Company has observed that the price of oil has declined and remains soft, which has led to certain of its customers reducing their offshore and land drilling activity. This reduced activity has led to generally lower rig utilization across the industry, particularly in the Gulf of Mexico. While the Company does not have a presence in the Gulf of Mexico, it is expected that lower rig utilization will lead to increased competitive pressure within the drilling industry which could result in reduced dayrates or lower rig utilization in future periods. Such developments could negatively impact the Company's future financial results.

IMPACT OF YEAR 2000

         The Company is addressing the potential impact of the Year 2000 issue upon its operations. Various evaluations have been underway in the Company's field operations to identify risk areas in all locations. Evaluation of vendors and suppliers of equipment and materials has been initiated to determine whether they are taking necessary action to ensure that materials and equipment purchased by the Company are Year 2000 compliant. The Company is near finalization of its inventory of such potential risks. At this time, the Company cannot determine whether the results of the in-progress reviews will identify significant matters to be addressed before they have an impact on its operations, which may be material. Accordingly, the Company cannot assess at this time whether future actions are required, the extent to which any such requirements can be timely implemented and whether they will have a material impact on future operations.

         Assessments of all significant accounting and business systems have been completed and appropriate action identified. Specific remedial plans have been established, and, in most cases, action has been initiated with respect to these systems. It is believed that the remedial action will be completed in advance of Year 2000 and the cost of remedial action required in this area will not have a material impact on the financial condition or results of operations of the Company.

OTHER

         Operational risks and hazards may result in extensive damage to or total loss of drilling rigs, with associated personal injuries and loss of life, pollution, well loss, well control expenses and/or wreck removal or other requirements. Such losses, liabilities or obligations may be uninsured or underinsured. In the event of a major incident or incidents resulting from operational risks and hazards, the Company will sustain a loss of revenue by reason of the rig loss or damage and may be subject to extraordinary expenses in respect of uninsured or underinsured losses, liabilities or obligations.

         On July 10, 1998, Rig 162, one of the Company's land rigs that was operating in Saudi Arabia, was severely damaged following a blowout and subsequent fire. There were no personnel injuries. The rig and associated equipment were adequately insured. The final extent of the loss is currently being evaluated, and no material impact on the financial condition or results of operations of the Company is expected. The Company is currently evaluating whether the rig will be replaced.

         The Company's worldwide operations are subject to numerous international, U.S., state and local environmental laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become increasingly stringent in recent years and may in certain circumstances impose a strict liability and render a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

         The Company's liquidity also may be adversely impacted by reason of war, political turmoil, revolution, insurrection or similar events which could, inter alia, result in damage to or loss of the Company's rigs, either physically or by reason of nationalization, expropriation or deprivation of use, or could impair the concessionary rights of the Company's customers, thus jeopardizing the Company's drilling contracts. The

Company does not normally insure against these risks, and such events could result in an actual or constructive loss of substantial assets and the associated loss of revenues and/or receivables.


ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.


                           PART II - OTHER INFORMATION

ITEM 6. EXHIBITS

         15.1     Acknowledgement of Independent Public Accountants

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: August 31, 1998                   SANTA FE INTERNATIONAL CORPORATION


                                        By /s/  D. G. Barber
                                        ------------------------------------
                                        D. G. Barber, Senior Vice President
                                            and Chief Financial Officer

                                INDEX OF EXHIBITS


EXHIBIT NO.               DESCRIPTION
----------                -----------
15.1                      Acknowledgement of Independent Public Accountants